Exhibit 99.1

RYB Education, Inc. Reports First Quarter 2020 Financial Results

BEIJING, May 28, 2020 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the first quarter of 2020.

Impact from COVID-19

The COVID-19 pandemic adversely affected the Company’s operations during the first quarter of 2020. After the national holiday for Chinese New Year in January, the Company took measures to temporarily suspend operations at its facilities in accordance with government requirements to contain the outbreak. As of March 31, 2020, all of the directly operated facilities across China had not resumed daily operations, resulting in a substantial decline in revenues for the first quarter compared with the same period last year. During the period of the temporary facility closure, the Company acted quickly and effectively to establish and maintain open communication with the families of the students it serves through a variety of methods. The Company distributed high-quality educational content via online portals in this unprecedented time and gained positive feedback from parents. By the end of the first quarter of 2020, the Company had attracted more than 350,000 registered users through several of its service accounts and iLoveGrowth app, and accumulated more than 660,000 views in the early childhood education section of a third-party video streaming platform.

Moreover, the Company implemented a set of actions, including cost control and personnel optimization, reducing various capital expenditures, applying for kindergarten-related subsidies and other Covid-19 support measures provided by the government, all in an effort to secure the Company’s financial position and liquidity. As of March 31, 2020, the Company had a total of $53.9 million of cash and cash equivalents and is currently in the process of negotiating to obtain a credit facility. As of May 28, 2020, a number of the Company’s directly operated kindergartens had re-opened across China, and the Company expects the rest of its kindergartens and play-and-learn centers to resume operations soon. In addition, due to the COVID-19 outbreak in Singapore, the Company’s facilities there temporarily suspended operation in April and May 2020. The Company received relief aids or subsidy from the government of Singapore during these months and currently expects to reopen its facilities in Singapore starting in early June 2020.

First Quarter 2020 Operational and Financial Summary

•                      Number of students enrolled at directly operated facilities was 31,2511 as of March 31, 2020, compared with 24,572 as of March 31, 2019.

1  The number of students enrolled refers to the number of students enrolled before the temporary closure of the Company’s facilities in China due to COVID-19 who remained enrolled as at March 31, 2020, and the number of students enrolled in our facilities in Singapore as at March 31, 2020. Our facilities in Singapore remained open as at March 31, 2020.

•                      Net revenues decreased by 49.5% to $17.3 million, compared with $34.3 million for the first quarter of 2019.

•                      Gross loss was $11.6 million, compared with gross profit of $1.8 million for the first quarter of 2019.

•                      Net loss attributable to ordinary shareholders of RYB for the first quarter of 2020 was $26.6 million, compared with $2.3 million for the first quarter of 2019. Adjusted net loss attributable to ordinary shareholders2 of RYB for the first quarter of 2020 was $25.8 million, compared with $1.2 million for the first quarter of 2019.

•                      Cash used in operating activities was $14.0 million in the first quarter of 2020, compared with $13.2 million generated from operating activities for the first quarter of 2019.

“In response to challenges presented by the COVID-19 pandemic, we have quickly made adjustments to various business operations and accelerated the implementation of our digital strategy,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB. “During the period of temporary facility closure, we initiated online portals providing families and students with rich educational content. These portals included self-developed platforms and channels as well as resources utilized from third-party platforms. During the facility shutdown period, our teaching, operations and marketing teams devoted themselves to producing and promoting online content. The broad spectrum of high-quality content and applicable tools we made available online received positive feedback from parents and were warmly embraced by our students. In addition, we started building an online platform with extra options to promote and distribute paid content. Lastly, to help our current franchisees weather the challenges brought upon by the COVID-19 pandemic, we have announced that we will waive a total of 3 months’ worth of annual fees for them. All of these actions reflect our ability to respond quickly and our ability to execute.

“At this time, the vast majority of our directly operated kindergartens are getting ready to reopen in accordance with the timeline issued by government authorities. To ensure a smooth reopening, we have upgraded our safety and health operating manuals with special COVID-19 protocols. Our primary focus and attention have been, and continue to be, on the health and safety of the children and families we serve. With phased reopening of virtually all of our facilities, we will continuously monitor guidelines and follow directions from government authorities and medical experts and operate facilities utilizing our newly updated manuals to serve children and families in these unprecedented circumstances. Following the reopenings, we are confident that our business operations will gradually recover from the disruptions during the remainder of the year. We have been and are always committed to providing quality early educational services to children and supporting their parents. Furthermore, we will integrate the content and online operational capabilities accumulated during the temporary facility closure period into our core business operations. In doing so, we look forward to better addressing the evolving needs of modern parents and students and providing integrated online-merge-offline early childhood educational services that blend facility-based learning and learning at home,” concluded Ms. Shi.

2  Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Mr. Hao Gu, Chief Financial Officer of RYB, added, “In the first quarter of 2020, our financial performance and operations were substantially disrupted by the COVID-19 outbreak, as all of our facilities in China were temporarily closed starting from late January 2020. Our net revenues for the quarter were $17.3 million, a 49.5% decrease from the same period last year, and operating cash outflow for the quarter was $14.0 million, mainly due to temporary facility closures during the outbreak. In response, we focused efforts on cost control and capital expenditure reduction and have taken steps to strengthen our liquidity position and to further optimize cost structures within the Company.

“Looking ahead to the rest of 2020, with stringent cost control measures in place and mindful investment strategies, we believe that the current business disruption resulting from the pandemic will gradually subside. Despite the conditions created by the COVID-19 outbreak, we remain confident in our business model and the strength of our balance sheet and liquidity position. We will continue to improve our educational services and products, particularly through leveraging our digital technologies to capture evolving market opportunities. We believe our steadfast commitment to high-quality education will help us navigate short-term challenges, yield healthy mid- and long-term growth and create long-term shareholder value,” concluded Mr. Gu.

First Quarter 2020 Financial Results

Net Revenues

Net revenues for the first quarter of 2020 decreased by 49.5% to $17.3 million, from $34.3 million for the same quarter of 2019.

Service revenues for the first quarter of 2020 decreased by 47.3% to $16.8 million, from $31.8 million for the same quarter of 2019. The decrease was due to decreased tuition fees as the Company began the temporary closures of all facilities in China beginning in late January as a result of COVID-19 outbreak. Franchise services revenues also decreased owing to the slow-down of play-and-learn franchise expansion and lower revenue generated from franchisees due to the impact of COVID-19. The decrease was partially offset by services revenues contributed by facilities in Singapore that remained operational during the first quarter of 2020.

Product revenues for the first quarter of 2020 decreased by 78.2% to $0.5 million, from $2.4 million for the same quarter of 2019. The decrease was due to a significant decrease in the amount of merchandise sold through the Company’s franchise network as all of the franchisees’ facilities were temporarily closed during most of the first quarter.

Cost of Revenues

Cost of revenues for the first quarter of 2020 was $28.9 million, a 10.8% decrease from $32.4 million for the same quarter of 2019. Cost of revenues for services for the first quarter of 2020 was $28.7 million, compared with $31.2 million for the same quarter of 2019. The decrease was mainly driven by a decrease in the direct cost of those facilities temporarily closed during the first quarter and certain mitigating steps taken by the Company to optimize cost structures, such as reducing labor cost and discretionary spending. The decrease was partially offset by costs incurred in the directly operated facilities in Singapore that were acquired during the second quarter of 2019. Cost of products revenues for the first quarter of 2020 was $0.3 million, compared with $1.2 million for the same quarter of 2019. The decrease was generally in line with the decrease in products revenues.

Gross Loss

As a result of the foregoing, gross loss for the first quarter of 2020 was $11.6 million, compared with gross profit of $1.8 million for the same quarter of 2019.

Operating Expenses

Total operating expenses for the first quarter of 2020 were $14.5 million, compared with $5.9 million for the first quarter of 2019. Excluding share-based compensation expenses, operating expenses were $13.7 million, an increase of 198.4% from $4.6 million for the first quarter of 2019.

Selling expenses for the first quarter of 2020 were $0.2 million, compared with $0.6 million for the same quarter of 2019.

General and administrative (“G&A”) expenses for the first quarter of 2020 were $5.8 million, a 9.2% increase from $5.3 million for the same quarter of 2019. Excluding share-based compensation expenses, G&A expenses were $5.0 million, compared with $4.0 million for the same quarter of 2019. The share-based compensation expenses included in G&A expenses were $0.8 million for the first quarter of 2020.

The increase in G&A expenses excluding share-based compensation expenses was primarily due to the G&A expenses incurred in directly operated facilities in Singapore. The increase was partially offset by the decrease in G&A expenses in China as a result of stringent cost control measures taken in response to COVID-19 outbreak.

Impairment loss on goodwill was $8.5 million for the first quarter of 2020, compared to nil for the same quarter last year. Due to the impact of COVID-19 on operations and financial results, the Company concluded that an impairment indicator existed at the end of the first quarter and the fair value of its certain reporting units, primarily those with new initiatives, were less than their carrying value. As a result of these impairment assessments, the Company determined that there was an impairment loss on goodwill of $8.5 million.

Operating Loss

Operating loss for the first quarter of 2020 was $26.1 million, compared with $4.0 million for the same quarter last year. Adjusted operating loss3 was $25.3 million for the first quarter of 2020, compared with $2.7 million for the same quarter of 2019.

Net Loss

Net loss attributable to ordinary shareholders of RYB for the first quarter of 2020 was $26.6 million. Adjusted net loss attributable to ordinary shareholders of RYB, which excludes the impact of $0.8 million of share-based compensation expense for the first quarter of 2020, was $25.8 million.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the first quarter of 2020 were both $0.96. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders4 of RYB for the first quarter of 2020 were both $0.93.

EBITDA5 for the first quarter of 2020 was a loss of $24.8 million. Adjusted EBITDA6 for the first quarter of 2020 was a loss of $24.0 million.

Operating Cash Flow

Cash used in operating activities was $14.0 million during the first quarter of 2020, compared with $13.2 million generated from operating activities during the first quarter of 2019. In late January 2020, following the control measures and regulations introduced by the government, the Company began the temporary closure of its facilities in China. This had a significant adverse impact on the operating cash flow, as the majority of the cash inflow is derived from the collection of tuition fee from such facilities.

Balance Sheet

As of March 31, 2020, the Company had total cash and cash equivalents of $53.9 million, a decrease from $68.7 million as of December 31, 2019. The decrease in cash balance was mainly due to the operating cash outflow of $14.0 million during this quarter as a result of the disruption of the pandemic.

3  Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4  Adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders is a non- GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5  EBITDA is defined as net income (loss) excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non- GAAP results” elsewhere in this earnings release.

6  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non- GAAP results” elsewhere in this earnings release.

Business Outlook

As China effectively contains the rapid spread of COVID-19 and new infection cases continue to decline, economic activities are gradually picking up throughout the country. Since early May, local authorities have announced back-to-school schedules, providing visibility to the recovery of our business operations. A number of our facilities have been reopened as of today, and we expect the majority of our existing kindergartens will be able to resume operations by the end of the second quarter. Based on the information available as of the date of this press release, for the second quarter of 2020, the Company’s management currently expects net revenues to be in the range of $11.0 million and $11.8 million.

The above outlook is based on the current market conditions and reflects the Company management’s current view, which is subject to change given the dynamic impact of COVID-19 and uncertainties surrounding the reopening schedule of its facilities.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Friday, May 29, 2020 (8:00 p.m. Beijing Time on May 29, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (toll free):	1-888-346-8982

International:	1-412-902-4272

China (toll free):	400-120-1203

Hong Kong (toll free):	800-905-945

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the RYB Education, Inc. conference call.

A telephone replay will be available approximately one hour after the call until June 5, 2020 by dialing:

United States (toll free):	1-877-344-7529

International:	1-412-317-0088

Replay Access Code:	10144579

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its over two decades operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
Tel: 86-10-8767-5752
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 6508-0677
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31, 2020	December 31, 2019
Current assets:
Cash and cash equivalents	53,902	68,728
Term deposits	—	1,005
Accounts receivable, net	2,447	2,804
Inventories	7,176	7,256
Prepaid expenses and other current assets	11,077	10,279
Amounts due from related parties	—	349
Loan receivables	565	1,149
Total current assets	75,167	91,570

Non-current assets:
Restricted cash	698	710
Property, plant and equipment, net	49,363	50,142
Intangible assets	15,702	17,700
Goodwill	43,741	52,687
Long-term investment	2,632	5,237
Deferred tax assets	13,268	18,161
Operating lease right-of-use assets	86,528	83,403
Other non-current assets	13,630	16,484
Total assets	300,729	336,094

Liabilities
Current liabilities:
Prepayments from customers, current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $5,249 and $5,904 as of March 31, 2020 and December 31, 2019, respectively)	5,249	5,904
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $52,297 and $47,825 as of March 31, 2020 and December 31, 2019, respectively)	59,333	56,472
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of $13,371 and $14,364 as of March 31, 2020 and December 31, 2019, respectively)	13,985	14,929
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $16,094 and $13,068 as of March 31, 2020 and December 31, 2019, respectively)	19,252	16,399
Deferred revenue, current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $23,447 and $30,266 as of March 31, 2020 and December 31, 2019, respectively)	24,879	31,993
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of nil and $124 as of March 31, 2020 and December 31, 2019, respectively)	—	124
Long-term debt, current portion (including long-term debt of the consolidated VIEs without recourse to the Group of nil and nil as of March 31, 2020 and December 31, 2019, respectively)	64	87
Total current liabilities	122,762	125,908

Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $2,117 and $2,508 as of March 31, 2020 and December 31, 2019, respectively)	2,117	2,508
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $4,084 and $4,206 as of March 31, 2020 and December 31, 2019, respectively)	5,387	5,531
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $68,909 and $68,509 as of March 31, 2020 and December 31, 2019, respectively)	72,845	71,012
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $9,064 and $9,167 as of March 31, 2020 and December 31, 2019, respectively)	10,830	11,034
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $738 and $1,271 as of March 31, 2020 and December 31, 2019, respectively)	2,802	3,384
Total liabilities	216,743	219,377

Mezzanine equity
Redeemable non-controlling interests	8,516	8,801

Equity
Ordinary shares	29	29
Treasury stock	(11,217)	(12,000)
Additional paid-in capital	139,860	139,843
Statutory reserve	4,060	4,060
Accumulated other comprehensive (loss) income	(877)	141
Accumulated deficit	(60,583)	(33,553)
Total RYB Education, Inc. shareholders’ equity	71,272	98,520
Non-controlling interest	4,198	9,396
Total equity	75,470	107,916
Total liabilities, mezzanine equity and total equity	300,729	336,094

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended March 31,
	2020	2019
Net revenues:
Services	16,792	31,843
Products	527	2,421
Total net revenues	17,319	34,264
Cost of revenues:
Services	28,655	31,196
Products	256	1,230
Total cost of revenues	28,911	32,426
Gross (loss) profit	(11,592)	1,838

Operating expenses
Selling Expenses	232	550
General and administrative	5,811	5,323
Impairment loss on goodwill	8,454	—
Total operating expenses	14,497	5,873

Operating loss	(26,089)	(4,035)
Interest income	49	205
Government subsidy income	145	125
Gain on disposal of subsidiaries	—	697

Loss before income taxes	(25,895)	(3,008)
Less: Income tax expense (benefit)	4,222	(437)

Loss before loss in equity method investments	(30,117)	(2,571)
Loss from equity method investments	(1,893)	(113)

Net loss	(32,010)	(2,684)
Less: Net loss attributable to non-controlling interest	(5,393)	(192)
Decrease in redeemable non-controlling interests	—	(143)

Net loss attributable to ordinary shareholders of RYB	(26,617)	(2,349)

Net loss per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.96)	(0.08)
Diluted	(0.96)	(0.08)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	(0.96)	(0.08)
Diluted	(0.96)	(0.08)

Weighted average shares used in calculating net loss per ordinary share
Basic	27,681,509	29,033,754
Diluted	27,681,509	29,033,754

Note 1: Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2020	2019
Net loss	(32,010)	(2,684)
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(1,509)	(63)
Total comprehensive loss	(33,519)	(2,747)
Less: Comprehensive loss attributable to non-controlling interest	(5,884)	(43)
Comprehensive loss attributable to RYB Education, Inc.	(27,635)	(2,704)

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended March 31,
	2020	2019

Operating loss	(26,089)	(4,035)
Share-based compensation expenses	800	1,297
Adjusted operating loss	(25,289)	(2,738)

Net loss attributable to RYB	(26,617)	(2,349)
Decrease in redeemable non-controlling interest	—	(143)
Share-based compensation expenses	800	1,297
Adjusted net loss attributable to RYB	(25,817)	(1,195)

Net loss	(32,010)	(2,684)
Add: Income tax expense (benefit)	4,222	(437)
Depreciation and amortization	3,036	2,441
EBITDA	(24,752)	(680)
Share-based compensation expenses	800	1,297
Adjusted EBITDA	(23,952)	617

Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. - Basic (Note1)	(0.96)	(0.08)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. - Diluted (Note1)	(0.96)	(0.08)

Adjusted net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. - Basic (Note1)	(0.93)	(0.04)
Adjusted net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. - Diluted (Note1)	(0.93)	(0.04)

Weighted average shares used in calculating basic net loss/adjusted net loss per ADS(Note1)	27,681,509	29,033,754
Weighted average shares used in calculating diluted net loss/adjusted net loss per ADS(Note1)	27,681,509	29,033,754
Adjusted net loss per share attributable to ordinary shareholders of RYB Education, Inc.- Basic	(0.93)	(0.04)
Adjusted net loss per share attributable to ordinary shareholders of RYB Education, Inc.- Diluted	(0.93)	(0.04)

Note 1:Each ADS represents one Class A ordinary share.